VIVAKOR, INC.

433 Lawndale Drive

South Salt Lake City, UT 84115

February 9, 2022

Karina Dorin

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Vivakor, Inc. Amendment No. 7 to Registration Statement on Form S-1
Filed February 3, 2022 Amendment No. 8 to Registration Statement on Form S-1
Filed February 4, 2022
File No. 333-250011

Dear Ms. Dorin:

By letter dated February 8, 2022, the staff (the “Staff,” “you” or “your”) of the U.S. Securities & Exchange Commission (the “Commission”) provided Vivakor, Inc. (the “Company,” “we,” “us” or “our”) with its comments to the Company’s Amendment No. 8 to Registration Statement on Form S-1 filed on February 4, 2022. We are in receipt of your letter and set forth below are the Company’s responses to the Staff’s comments. For your convenience, the comments are listed below, followed by the Company’s responses.

Amendment No. 8 to Registration Statement on Form S-1

Cover Page

1.	Please revise your prospectus cover page to clarify the number of shares being offered. In that regard, we note your disclosure on your prospectus cover page that the "maximum" number of securities offered is 1,454,545. For guidance, refer to Securities Act Rules Compliance and Disclosure Interpretation 227.02.

Response: The Company is filing Amendment No. 9 to Registration Statement on Form S-1 (the “S-1/A”) together herewith. The S-1/A reflects clarification of the number of shares offered, including of correction of the misstatement of 1,454,545 as the maximum number of shares offered.

Summary Consolidated Financial Information, page 11

2.	We note your statement in footnote (2) that separate pro forma earnings per share information has been prepared in the statements of operations for the three and nine months ended September 30, 2021 and 2020, giving the effect of the conversion of certain preferred stock in conjunction with this Offering. However, separate pro forma earnings per share information have not been presented in your interim financial statements. Please clarify or revise the inconsistent disclosure.

Response: The S-1/A reflects clarification of the pro forma disclosure and resolves the inconsistencies. The pro forma information has been included in our interim financial statements, specifically in the statements of operations for the three and nine months ended September 30, 2021 and 2020.

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Use of Proceeds, page 25

3.	We note you intend to use the net proceeds from this offering for working capital and other general corporate purposes, potential RPC unit expansion, and potential repayment of outstanding bridge notes. Please revise to more specifically identify the intended uses and quantify the amount intended to be allocated to each of the identified uses. If you do not have a current specific plan for the allocation of the proceeds of this offering, or a significant portion thereof, please so state and discuss the principal reasons for the offering. If any material part of the proceeds is to be used to discharge indebtedness, set forth the interest rate and maturity of such indebtedness. If the indebtedness to be discharged was incurred within one year, describe the use of the proceeds of such indebtedness other than short-term borrowings used for working capital. See Item 504 of Regulation S-K.

Response: The Use of Proceeds disclosure in the S-1/A describes in greater detail the terms of indebtedness to be repaid from offering proceeds.

Capitalization, page 27

4.	We note you present $1,494,287 of underwriting discounts and commissions, and offering expenses in accumulated deficit in the pro forma column. Please revise to include these amounts in additional paid in capital or tell us why it is appropriate to include underwriting discounts and commissions, and offering expenses in accumulated deficit. Refer to SAB Topic 5.A, as codified at ASC 340-10-S99-1.

Response: In accordance with ASC 340-10-S99-1, this disclosure has been revised in the S-1/A by including the underwriting discounts and commissions, as well as offering expenses, in additional paid-in capital in the pro forma column.

5.	Please explain to us, or revise accordingly, how each increase or decrease of 1,000,000 shares to the number of shares offered would increase or decrease the amount of your cash and total stockholders’ equity by approximately $5,500,000 after deducting estimated underwriting discounts and commissions and estimated offering expenses. To the extent you revise, also revise the similar disclosures in other sections in the filing.

Response: An increase or decrease of 1,000,000 shares would actually result in an increase or decrease to stockholders’ equity of $4,218,213 given the effect of the estimated underwriting discounts and commission and estimated offering expenses; the S-1/A reflects such correction.

Dilution, page 29

6.	Please explain to us, or revise accordingly, how the adjusted net tangible book value was calculated to be $0.38 per share when increase or decrease of 1,000,000 shares to be offered after deducting the estimated underwriting discounts and commission and estimated offering expenses.

Response: An increase or decrease of 1,000,000 shares would actually result in a net tangible book value of $0.29 given the effect of the estimated underwriting discounts and commission and estimated offering expenses; the S-1/A reflects such correction.

Principal Shareholders, page 61

7.	We note that it does not appear that you have populated the column "Percentage of Common Stock Beneficially Owned After the Offering" in the table on page 62. Please revise.

Response: The S-1/A reflects the completion of such information.

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General

8.	Please revise your risk factor disclosure on page 23 and your disclosure on page 69 to describe the exclusive forum provision that you intend to adopt in your Second Amended and Restated Articles of Incorporation. In that regard, we note your disclosure on page 68 that the Second Amended and Restated Articles of Incorporation will be in effect upon the closing of this offering. For example, we note Article XV of your form Second Amended and Restated Articles of Incorporation provides that the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action under the Securities Act. Please revise your disclosure on pages 23 and 69 to clearly describe this provision and state that there is uncertainty as to whether a court would enforce such provision. In addition, we note that the exclusive forum provision in your form Second Amended and Restated Articles of Incorporation selects the Eighth Judicial District Court of Clark County, Nevada as the exclusive forum for certain state law claims, and states that the provision shall not be applicable to any action brought under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended. Please revise your disclosure on pages 23 and 69 to identify the court selected as the exclusive forum for such claims, describe the state law claims to which the provision applies, and disclose that the provision states that it shall not be applicable to any action brought under the Securities Act or the Exchange Act.

Response: Such risk factor and disclosure has been revised in the S-1/A to refer to the provisions of Section XV of the Second Amended and Restated Articles of Incorporation and the timing of the effectiveness of such Second Amended and Restated Articles of Incorporation has been clarified. Additionally, the S-1/A reflects disclosure regarding potential uncertainty as to enforceability of such forum selection provisions.

9.	We remind you of comment 2 to our comment letter dated July 14, 2021. Please also ensure that you file the form of amended and restated bylaws that you reference on page 68 with your next amendment.

Response: The Company will not be adopting Amended and Restated Bylaws in connection with this offering. The disclosure in the S-1/A has been revised to make clear that Company’s current bylaws will remain in effect.

10.	Please update your registration fee table to reflect the offering terms reflected in your amendment.

Response: The registration fee table has been revised to reflect an increased maximum offering amount, with such base amount determined based on multiplying the maximum price in the price range by 1,454,545 shares.

Thank you for your assistance in reviewing this filing.

Very Truly Yours,

Matthew Nicosia

Chief Executive Officer

Vivakor, Inc.

433 Lawndale Drive

South Salt Lake City, UT 84115

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